14041783

SECURITIES AND EXCHANGE COMMISSION

RECEIVED SEC MAIL PROCESSING SECTION OCT 30 2014 WASH., D.C. 191

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/13 (MM/DD/YY) AND ENDING 08/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvestons Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8301 E. Prentice Avenue, Suite 305
(No. and Street)

Greenwood Village	Colorado	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morgan Bassey 303-832-8887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cutler & Co., LLC
(Name – *if individual, state last, first, middle name*)

12191 West 64th Avenue, Suite 205B	Arvada	Colorado	80004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

tg 11/4/14

11/4/14

OATH OR AFFIRMATION

I, Morgan Bassey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvestons Securities, Inc., as of August 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUPANG BASSEY
NOTARY PUBLIC
STATE OF COLORADO

Signature

President/CEO
Title

Notary Public
My Commission expires 10/23/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARVESTONS SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED

AUGUST 31, 2014

HARVESTONS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2014

TABLE OF CONTENTS

CUTLER&CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Directors
Harvestons Securities, Inc.

We have audited the accompanying statement of financial condition of Harvestons Securities, Inc., as of August 31, 2014, and the related statement of operations, statement of changes in stockholder's equity and statement of cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvestons Securities, Inc. as of August 31, 2014, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America..

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying information contained in the computations of net capital, basic net capital requirement and aggregate indebtedness, and Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cutler&Co LLC

Arvada, Colorado
October 29, 2014

HARVESTONS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of August 31, 2014

ASSETS	
Cash	$ 7,699
Securities Owned, at Market	64,113
Deposits with Clearing Organization	100,000
Due From Clearing Organization	14,689
Other Deposits	185
Property and Equipment, net	-
TOTAL ASSETS	$ 186,686
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts Payable and Accrued Liabilities	$ 6,762
TOTAL LIABILITIES	6,762
STOCKHOLDER'S EQUITY:	
Common Stock, $1 par value, 100,000 shares authorized, 5,000 shares issued and outstanding	5,000
Additional Paid-in Capital	478,309
Accumulated (Deficit)	(273,808)
Net (Loss)	(29,577)
TOTAL STOCKHOLDER'S EQUITY	179,924
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 186,686

The accompanying notes are an integral part of these financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended August 31, 2014

REVENUES:		
Commissions	$	75,410
Trading Revenue		58,960
Underwriting Income		134,033
Other Income		705
TOTAL REVENUE		269,108
EXPENSES:		
Commissions		65,833
Salaries & Other Related Costs		51,483
Travel		41,870
Clearing Expenses		9,224
General and Administrative		76,301
Communications		34,103
Licenses & Taxes		17,128
Depreciation Expense		1,499
Interest Expense		1,244
TOTAL EXPENSES		298,685
INCOME (LOSS) BEFORE INCOME TAXES		(29,577)
PROVISION FOR INCOME TAXES		-
NET LOSS	$	(29,577)

The accompanying notes are an integral part of these financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended August 31, 2014

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, September 1, 2013	5,000	$ 5,000	$ 478,309	$ (273,808)	$ 209,501
Net loss for the year	-	-	-	(29,577)	(29,577)
Balance, August 31, 2014	5,000	$ 5,000	$ 478,309	$ (303,385)	$ 179,924

The accompanying notes are an integral part of these financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF CASH FLOWS
for the Year Ended August 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(29,577)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Depreciation		1,499
Increase/Decrease in Assets/Liabilities:		
Decrease in Due from Clearing Broker		23,957
Increase in Securities Owned		9,451
Decrease in Other Deposits		-
Decrease in Accounts Payable and Accrued Liabilities		(9,995)
NET CASH PROVIDED BY OPERATING ACTIVITIES		(4,665)
CASH FLOWS FROM INVESTING ACTIVITIES:		
		-
NET CASH USED IN INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
		-
NET CASH USED IN FINANCING ACTIVITIES		-
NET DECREASE IN CASH		(4,665)
CASH AT BEGINNING OF YEAR		12,364
CASH AT END OF YEAR	$	7,699
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for income taxes	$	-
Cash paid for interest	$	1,244

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Principles

Organization:
Harvestons Securities, Inc. (Harvestons or the Company) was incorporated in the State of Colorado on January 15, 1993, for the purpose of conducting business as a registered fully-disclosed broker/dealer in securities.

Harvestons has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold cash or securities for the account of customers.

The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis. The amounts receivable from and/or payable to the clearing organization relates to these transactions. In addition, the Company maintains a deposit of $100,000 with the clearing organization at August 31, 2014.

Depreciation and Amortization:
Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Marketable Securities:
Marketable securities are valued at quoted market values. The resulting difference between cost and market is treated as unrealized gain or loss at the year end. Net unrealized gains/losses for the year ended August 31, 2014 are included in trading revenue in the accompanying financial statements.

Income Taxes:
Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, ("ASC 740"). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Cash Flows:
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. ASC Topic 940-320-45-7 states that broker-dealers should report trading securities activities in the operating section of the statement of cash flows.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Transactions for customers with related commission income and expenses are reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities are recorded at fair value in accordance with ASC Topic 820, "*Fair Value Measurements and Disclosures.*"

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions Expense

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

2. Net Capital Requirements

Harvestons is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (Rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2014, Harvestons had net capital of $167,339, of which $67,339 was in excess of its required net capital of $100,000. Harvestons had aggregate indebtedness in the amount of $6,762. Therefore, its net capital ratio was 4.04% at August 31, 2014.

3. Property and Equipment

Property and equipment consists of the following at August 31, 2014:

Furniture and Fixtures	$ 35,333
Computers and Equipment	160,183
Leasehold Improvements	15,194
	210,710
Less: Accumulated Depreciation and Amortization	(210,710)
	$ -

4. Income Taxes

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur. At August 31, 2014, the Company had approximately $125,000 in unused federal net operating loss carryforwards, which begin to expire in the year 2032. A deferred tax asset of approximately $25,000, resulting from the loss carryforward has been offset by a 100% valuation allowance. The change in the valuation allowance in fiscal year 2014 was approximately $2,000.

5. Related Party Transactions and Commitments

The Company uses corporate office space of a company owned in part by the shareholder of Harvestons. Harvestons has no current obligations for rent payments to this company. Harvestons also carries two month to month office leases at approximately $475 per month plus costs. Rent expense under these leases in fiscal year 2014 was $ 7,411.

6. Subsequent Events

The Company has evaluated events and transactions that occurred subsequent to August 31, 2014, for possible disclosure or recognition in the financial statements. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements through the date the financial statements were available to be issued, October 29, 2014.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

HARVESTONS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended August 31, 2014

NET CAPITAL:	
Total Stockholder's Equity	$ 179,924
Add: Liabilities not Subordinated to claims of General Creditors allowable in Computation of Net Capital	-
Total Capital and Allowable	179,924
Subordinated Liabilities Adjustments and Charges:	
Non-Allowable Assets:	
Office Equipment, net of accumulated depreciation	-
Other receivables and prepaid expenses	185
	185
Net Capital before haircuts on securities positions	179,739
Haircuts on securities positions:	
Debt Securities	-
Other Securities Owned - Net	9,617
Undue Concentration	2,783
	12,400
NET CAPITAL	**$ 167,339**
AGGREGATE INDEBTEDNESS:	
Accounts Payable and Accrued Liabilities	$ 6,762
TOTAL AGGREGATE INDEBTEDNESS	$ 6,762
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital required	$ 100,000
Excess Net Capital	$ 67,339
Ratio: Aggregate Indebtedness to Net Capital	4.04%

HARVESTONS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended August 31, 2014
(continued)

RECONCILIATION WITH COMPANY'S COMPUTATION :
(Included in Part II of Form X-17A-5 as of August 31, 2014)

Net Capital, as reported in Harvestons' Part IIA (unaudited) FOCUS report	$	167,339
Add Net Audit Adjustments		-
Net Capital	$	167,339
Aggregate Indebtedness, as reported in Harvestons' Part IIA (unaudited) FOCUS report	$	6,762
Add Net Audit Adjustments		-
	$	6,762

HARVESTONS SECURITIES, INC.
SCHEDULES II, III AND IV
For the Year Ended August 31, 2014

The information required by Schedules II, III and IV has not been provided as an exemption from Rule 15c3-3 is claimed. The Company does not hold cash or securities for the account of customers. All transactions are cleared through separate broker-dealers, on a fully disclosed basis. Consequently, the Company qualifies for exemption from the provision of SEC Rule 15c3-3(k)(2)(ii) and Schedules II, III and IV of FOCUS Form X-17a-5, Part III are not required.

CUTLER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER COMPLIANCE

Board of Directors
Harvestons Securities, Inc.:

In planning and performing our audit of the financial statements of Harvestons Securities, Inc. (the Company), as of and for the year ended August 31, 2014 in accordance with the standards of the Public Company Accounting Oversight Board (United States)., we considered the Company's internal control over compliance (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over compliance. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect non-compliance on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over compliance, such that there is a reasonable possibility that material noncompliance with the financial responsibility rules will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cutler & Co LLC

Arvada, Colorado
October 29, 2014